MUTUAL OF AMERICA

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

February 24, 2010

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Mutual of America Separate Account No. 2 (TVIF Contracts) (the “Registrant”)
Registration Statement on Form N-4 (File no. 002-90201 and 811-03996)
Post-effective amendment to Rule 485(a) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith the above named Registrant is filing a post-effective amendment under Rule 485(a) of the Securities Act of 1933.  This is to advise that the post-effective amendment being filed contemporaneously herewith includes an increase in the Separate Account Annual Expenses found in the Tables of Annual Expenses section, a new pricing structure, with the introduction of new criteria for reduced fees and an additional level of reduced fees beyond the single tier presently offered.  The new fee structure is intended to take effect on or after August 1, 2010.

Also, Inherited IRAs will be added to the IRA Contracts, subject to approval from the state insurance department.  Individuals, whether a surviving Spouse or a beneficiary, may purchase an Inherited IRA when offered in the individual’s state, using death benefit proceeds payable under an IRA or another qualified retirement plan.  The prospectus also explains Contributions to an Inherited IRA, Annuitants and Beneficiaries, and the treatment of an Inherited IRA for federal income tax purposes.

Other changes were made throughout the prospectus that may be material.  For your convenience, please contact us if you would like to see the marked prospectus in Word format and we will send that to you directly.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and
Assistant General Counsel